# Amendment Agreement

in respect of

## the Share Purchase Agreement dated 27 March 2024 ("Agreement")

**THIS AMENDMENT AGREEMENT** to the Agreement has been entered into on the 8th of April 2025 **("Amendment")** between:

1. **QUALITY INDUSTRIAL CORP.**, a Nevada corporation ("QIND") established under the laws of the State of Nevada with company IRS Employer identification number 35- 2675388 addressed at 315 Montgomery Street, San Francisco, 94104 California, USA represented by Mr. John-Paul Backwell as the authorized representative and signatory for and on behalf of the company *(hereinafter referred to as "First Party" or the "Buyer").*

2. **AL SHOLA AL MODEA GAS DISTRIBUTION L.L.C,** a United Arab Emirates company **("ASG" or "AL SHOLA GAS")** represented by Mr. Sanjeeb Safir, a resident of the United Arab Emirates as the authorized representative and signatory for and on behalf of the **("Company")** located at Hamsa Building, Al12 Zabeel St, Al Karama, Dubai, United Arab Emirates **("Company")** *(hereinafter referred to as "Second Party" or the "Company").*

3. **SHAREHOLDERS OF THE COMPANY:**
   a) Mr. Sanjeeb Safir - an Indian National with passport number [redacted] and a resident of the United Arab Emirates.
   b) Mr. Safir Ahammed - an Indian National with passport number [redacted] and a resident of the United Arab Emirates.
   c) Mr. Mohamed Hilal Saeed Muroushad Almheiri - a United Arab Emirates National with passport number [redacted] and a resident of the United Arab Emirates.

   *(hereinafter referred to as "Third Party" or the "Shareholders")*

Hereafter, the Second Party and the Third Party shall be collectively referred to as the **"Sellers".**

Altogether, the First, Second, and Third Party shall be collectively referred to as the **"Parties".**

**WHEREAS**

(A) The Parties entered into the Agreement on 27 March 2024, and subject to the terms and conditions set out under the Agreement, the Buyer agreed to purchase, and the Sellers agreed to sell 153 of the 300 shares of the Company, which constitutes 51% ownership in the Company on a fully diluted basis.

(B) The Closing of the transaction took place on 27 March 2024.

(C) The Buyer obtained full control of the Company with the execution of the Agreement on 27 March 2024.

(D) The Parties have agreed to make various amendments to the Agreement as set out in this Amendment.

**AGREED TERMS**

Now, in consideration of the foregoing and further consideration of this Amendment on mutual covenants, hereinafter set forth, it is agreed that:

**1. DEFINITIONS AND COMMENCEMENT**

1.1 Terms defined in the Agreement shall have the same meaning when used in this Amendment unless the context is otherwise required.

1.2 The effective date of this Amendment is April 8, 2025 **{"Effective Date").**

**2. AMENDMENTS**

2.1 Clauses 1.02 and 1.03 of the Agreement shall be deleted and replaced with the following:

1.02 <u>Purchase Price</u>. The Parties have agreed to a "Purchase Price" of 51% of Sellers' shares valued at $10,000,000 (Ten Million USO) ), which is payable as part payments as follows:

| Tranche | Timeframe and Conditions | Amount | Paid By | Paid To |
|---|---|---|---|---|
| 1 | $9 million in National Exchange listed stock or cash to be paid to Sellers.<br><br>Payment in eight quarterly tranches over a period of 24 months, beginning within 90 days of the first full quarter following an uplist to a National Exchange, or completion of a Merger or Acquisition transaction with a National Exchange listed company. Each tranche subject to a mutually agreed 12 months leak out agreement.<br><br>Sellers confirm receipt of $200,000 from Buyer during the first quarter of 2025, to be deducted from balance of Purchase Price payable. | $9,000,000 ($1,125,000 quarterly) | Buyer | Sellers as follows:<br><br>$3,600,000 in National Exchange listed stock or cash to be paid to Mr. Sanjeeb Safir as per Timeframe and Conditions<br><br>$3,600,000 in National Exchange listed stock or cash to be paid to **Mr.** Safir Ahammed as per Timeframe and Conditions<br><br>$1,800,000 in National Exchange listed stock or cash to be paid to Mr. Mohamed Hilal Saeed Muroushad Almheiri as per Timeframe and Conditions |
| 2 | Within 12 months of an uplist to a National Exchange, or completion of a Merger or Acquisition transaction with a National Exchange listed company, and at the soonest possible time, $1 million cash payment to the Sellers. | $1,000,000 | Buyer | Sellers as follows:<br>$400,000 in cash payment to Mr. Sanjeeb Safir<br><br>$400,000 in cash payment to Mr. Safir Ahammed<br><br>$200,000 in cash payment to Mr. Mohamed Hilal Saeed Muroushad Almheiri |

1.03 Working Capital Equity Line and Facilitation

a. Within 90 days of uplist to a National Exchange or completion of a Merger or Acquisition transaction with a National Exchange listed company, Buyer is to facilitate the purchase of two mutually agreed new or suitably used LPG Bobtail vehicles with 18,000-liter capacity with an approximate purchase price of $350,000 in total.
b. Within 90 days following the first full quarter of an uplist to a National Exchange or completion of a Merger or Acquisition transaction with a National Exchange listed company, $2,000,000 from an equity line, which is payable in monthly installments for 24 months or facilitation of a credit line or equivalent value bank guarantee.

Transfer of Shares. Sellers will transfer 153 of the Company's 300 Shares (51%) to the Buyer at the closing of this transaction.

Company Share Structure before and after closing is as follows:

| Seller Name | Number of Seller Shares Before Closing | Number of Seller Shares After Closing | Transferred to Buyer on Closing |
|---|---|---|---|
| Mr. Sanjeeb Safir | 75 | 60 | 15 |
| Mr. Safir Ahammed | 72 | 57 | 15 |
| Mr. Mohamed Hilal Saeed Muroushad Almheiri | 153 | 30 | 123 |
| **Total** | **300** | **147** | **153** |

Ownership Percentage. Upon closing and transfer of the Sellers' Shares to the Buyer, the ownership percentage of the Company shall be as follows:

| Party | Ownership% Before Closing | Ownership% After Closing |
|---|---|---|
| Mr. Sanjeeb Safir (Seller) | 25 | 20 |
| Mr. Safir Ahammed (Seller) | 24 | 19 |
| Mr. Mohamed Hilal Saeed Muroushad Almheiri (Seller) | 51 | 10 |
| Buyer | 0 | 51 |
| Total | 100 | 100 |

2.2 Clauses 1.08 and 1.10 of the Agreement shall be deleted and replaced with the following:

1.08 Dividend Payments. The Company will disburse dividends to the Buyer from the profits generated by the Company, as determined by the Board of Directors. The disbursement of dividends will be made in four yearly equal installments, commencing from the second quarter of 2025, unless otherwise decided by the Board of Directors.

1.10 Management fee. Effective from the second quarter of 2025, the Board of Directors will determine a mutually agreed management fee for services, which will be paid by the Company to the Buyer every quarter from the revenue proceeds of the Company.

2.3 Clauses 3.01, 3.05, and 3.10 shall be deleted and replaced with the following:

3.01 The Shares. The Sellers hold a total of 300 common shares of the Company, which have been validly issued, are outstanding, and are fully paid and non-assessable; no other designations of preferred shares exist for the Company; no other preferred shares are outstanding for the Company. Immediately prior to and at the Closing, the Sellers shall be the

P.O. Box: 26111
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AL SHOLA AL MODEA GAS DISTRIBUTION (L.L.C)

legal and beneficial owners of the Shares of the Company. The Sellers shall transfer the Shares of the Company, free and clear of all liens, restrictions, encumbrances, covenants, or adverse claims of any kind or character without delay after closing as described in Clause 1.03.

3.05. Fully Diluted; No Preemptive Rights. The Sellers do not now, nor will they prior to or on the Closing, own, either directly or indirectly, or exercise direction or control over any common shares or preferred shares of the Company other than the 300 shares, 153 of which are to be sold to the Purchaser. No person, firm, or corporation has any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement, or option to require the Company to issue any shares in its capital or to convert any securities of the Company or of any other company into shares in the capital of the Company. There are no pre-emptive rights in favor of any person to purchase shares of the Company's share capital.

3.10. Disclosure. The Sellers warrant and represent to the Purchaser that each representation and warranty under Clauses 3.01 - 3.09 is true and correct in all material respects as of the date of this Agreement.

2.4 Clause 7.01 shall be deleted and replaced with the following:

7.01 Immediately following the Closing as per Clause 1.06, the Shareholders of the Seller, who are signatories to this Agreement as to this Clause 7.01, shall not:

(a) for two years, in any manner, either directly or indirectly, divulge, disclose, or communicate to any person, except the authorized attorneys, accountants, or representatives of Seller who need to know in connection with their respective services for Seller, in any manner whatsoever, any Confidential Information (as defined in this Section).

(b) for two years, in any manner, either directly or indirectly, as an owner, partner, officer, director, agent, employee, independent contractor, or older (as applicable) of any person, engage in the business of developing, marketing, distributing or selling products or related services to the business of the Company, anywhere within the United Arab Emirates and United States of America; provided, however, the foregoing restriction shall not apply to the Seller holding ownership in any company, including in the same industry as the Company, so long as an ownership interest in any company is less than five percent (5%);

(c) for two years, in any manner, either directly or indirectly, solicit any employee or consultant of the Company or Purchaser to work for any person other than Purchaser or the Company; and

(d) for two years, induce or persuade any customer or supplier of the Company or Purchaser to terminate its relationship with Purchaser or the Company, as the case may be, or to enter into any relationship with any other person engaged in the business of developing, marketing, distributing, or selling products or services related to the business of the Company and Purchaser, anywhere within the United Arab Emirates or the United States of America.

(e) for purposes of this Clause 7.01, **"Confidential Information"** means any information not in the public domain concerning any matters affecting or relating to the business the Company and Purchaser, including, but not limited to, inventions, trade secrets, confidential knowledge, data, or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, source code, databases, other original works of authorship, records, ideas and research relating to design, coding, operation, use, installation, or maintenance of computer software or proposed computer software products of the business, any portion of any reports, analyses or other materials

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AL SHOLA AL MODEA GAS DISTRIBUTION (L.L.C)

generated or used in connection with the business, the prices Seller obtains or has obtained from the sale of, or at which it sells or has sold, its products and services, and listings of any or all of the foregoing, in whatever form, or any other information concerning the business without regard to whether all or any part of the foregoing matter would otherwise be deemed

"confidential" or "material," the Parties hereto stipulating that, as between them, the same are confidential and material and significantly affect the effective and successful conduct of the business. If any clause or provision of this Clause 7.01 be found unenforceable by a court of competent jurisdiction, then such clause or provision shall be deemed to be enforceable to the extent permitted by law and every other clause and provision shall continue in full force and effect. The Sellers acknowledge that the restraints imposed upon it pursuant to this Clause 7.01 are no greater than is reasonably necessary to preserve and protect the assets and legitimate business interests of the Company and the Purchaser and that such restraints will not impose undue hardship on the Sellers, and that a violation of this Clause by the Sellers would irreparably injure the Company and Purchaser. Accordingly, the Company and/or the Purchaser may, in addition to pursuing its other remedies, obtain an injunction from any court having jurisdiction of the matter against the Sellers, as applicable, for any such violation without having to prove the inadequacies of monetary relief and no bond or other security shall be required in connection with such injunction.

2.6 Clause 9.07 shall be deleted and replaced with the following:

9.07 Confidentiality. Each Party hereby agrees that all information provided by the other Party and identified as "confidential" will be treated as such, and the receiving Party, affiliates, associates, representatives, agents, directors, employees, managers, shareholders and other parties associated with the receiving Party shall not make any use of such information other than concerning this Agreement. Each Party shall permit access to its confidential information to its agents, employees, or third parties only if such disclosure is reasonably believed to be necessary to the purposes of such person evaluating, contemplating, recommending, or engaging in any program or service offered by The Company or to enter a business relationship with The Company, and only if said agents, employees, or third parties:

(a) reasonably require access to the confidential information for purposes approved by this Agreement, and.

(b) have been apprised of this Agreement and the agent, employee or third party's obligations to maintain the trade secret status of confidential information and to restrict its use as provided by this Agreement.

2.7 Clause 9.14 shall be deleted from the Agreement.

**3. MISCELLANEOUS**

3.1 The Parties hereby agree and acknowledge that this Amendment in its entirety shall constitute an integral part of the Agreement.

3.2 Save and except for the amendments stipulated in this Amendment, all other terms of the Agreement remain unchanged and continue to be in full force and effect.

3.3 Governing Law and Jurisdiction. This Amendment and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or

AL SHOLA AL MODEA GAS DISTRIBUTION (L.L.C) P.O. Box: 26111 Dubai - U.A.E.

formation shall be governed by and construed in accordance with English law. Each party irrevocably agrees that the courts of the Dubai International Financial Centre shall have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this Amendment or its subject matter or formation.

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**IN WITNESS WHEREOF,** this Amendment has been duly executed and delivered on the date first above written.

John-Paul Backwell, Chief Executive Officer

For and on behalf of

QUALITY INDUSTRIAL CORP.

Mr. Sanjeeb Safir

For and on behalf of

AL SHOLA AL MODEA GAS DISTRIBUTION L.L.C

P.O. Box: 26111
Dubai - U.A.E.
AL SHOLA AL MODEA GAS DISTRIBUTION (L.L.C)

Mr. Safir Ahammed

Mr. Mohamed Hilal Saeed Muroushad Almheiri